Exhibit 4.13
The following is a summary of amendments to the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees, effective January 23, 2009:
•	Oakmark Select Fund-Class I and Templeton Foreign Fund–Advisor Class will be closed to new monies effective January 23, 2009 and will be removed from the lineup effective July 30, 2009. Any contributions and loan repayments allocated to or assets remaining in these funds as of 4:00 p.m., ET, on these dates will be reallocated as follows:
-Oakmark Select Fund–Class I Þ Vanguard Institutional Index Fund–Institutional Plus Shares;
-Templeton Foreign Fund–Advisor Class Þ BGI EAFE Equity Index Fund.